Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-231842 on Form N-2 of our report dated May 24, 2019, relating to the financial statements and financial highlights of Blackstone Alternative Alpha Fund (the “Fund”) and the consolidated financial statements and consolidated financial highlights of Blackstone Alternative Alpha Master Fund and Subsidiary appearing in the Annual Report on Form N-CSR of Blackstone Alternative Alpha Fund for the year ended March 31, 2019, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York

July 17, 2019